EXHIBIT 12

LEGGETT AND PLATT, INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions of dollars)

	Twelve Months Ended December 31,
	2006	2005	2004	2003	2002
Earnings
Income from Continuing Operations before income taxes	$434.8	$356.2	$422.6	$315.1	$363.5
Interest expense (excluding amount capitalized)	56.2	46.7	45.9	46.9	42.1
Portion of rental expense under operating leases representative of an interest factor *	24.9	14.0	13.3	12.5	11.2

Total earnings **	$515.9	$416.9	$481.8	$374.5	$416.8

Fixed charges
Interest expense (including amount capitalized)	$57.8	$48.3	$46.9	$48.0	$43.3
Portion of rental expense under operating leases representative of an interest factor*	24.9	14.0	13.3	12.5	11.2

Total fixed charges	$82.7	$62.3	$60.2	$60.5	$54.5

Ratio of earnings to fixed charges	6.2	6.7	8.0	6.2	7.6

*	Estimated portion of rent expense representing interest.
**	Earnings consist principally of income from continuing operations before income taxes, plus fixed charges. Fixed charges consist principally of interest costs.

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